UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ORCHID CELLMARK INC.

(Name of Subject Company)

ORCHID CELLMARK INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

Thomas A. Bologna

President and Chief Executive Officer

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

John J. Cheney, Esq.

Daniel T. Kajunski, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Orchid Cellmark Inc. (the “Company”) by Laboratory Corporation of America Holdings (“LabCorp”) pursuant to the terms of an Agreement and Plan of Merger, dated April 5, 2011, by and among the Company, LabCorp and OCM Acquisition Corp., a wholly owned subsidiary of LabCorp (the “Merger Agreement”): (i) a Joint Press Release issued by the Company and LabCorp on April 6, 2011 announcing the execution of the Merger Agreement, (ii) a letter from Thomas A. Bologna, the Company’s President and Chief Executive Officer, distributed on April 6, 2011 to the Company’s employees regarding the proposed acquisition, (iii) a letter from Jim Marcella, the Company’s Executive Director, Corporate Services and North America Paternity, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition, (iv) a letter from Sid Sinha, the Company’s Vice President, North American Forensics and R&D, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition, and (v) a letter from David Hartshorne, Commercial Director of Orchid Cellmark Ltd., the Company’s wholly owned subsidiary located in the United Kingdom, distributed on April 6, 2011 to the Company’s customers located in the United Kingdom regarding the proposed acquisition.

FOR IMMEDIATE RELEASE

LabCorp Announces Definitive Agreement to Acquire Orchid Cellmark Inc.

Acquisition Price of $2.80 per Share in All Cash Transaction

BURLINGTON, N.C., PRINCETON, N.J. - April 6, 2011 - Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Orchid Cellmark Inc. (NASDAQ: ORCH), an international provider of DNA testing services primarily for forensic and family relationship applications, today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million. Orchid Cellmark strengthens LabCorp’s presence and strong brand name in identity testing in the US and establishes its presence in identity testing in the UK.

“We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

“The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings,” said Eugene Davis, Chairman of the Board of Directors of Orchid Cellmark. “LabCorp is a company known for bringing high quality DNA testing services to the market making our businesses very compatible.”

Under the terms of the agreement and plan of merger, LabCorp has formed an acquisition subsidiary, OCM Acquisition Corp., that will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM Acquisition Corp. and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The Board of Directors of Orchid Cellmark has determined that the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer when it is made.

The $85.4 million total estimated purchase price to stockholders of the transaction is based on Orchid Cellmark’s approximately 30.5 million fully diluted shares outstanding including options with an exercise price less than $2.80 per share. Less Orchid Cellmark’s cash, cash equivalents and available for sale securities as of December 31, 2010, LabCorp’s total net consideration payable is approximately $65.6 million.

-more-

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. common stock. At the time the tender offer is commenced, LabCorp and OCM Acquisition Corp. intend to file a tender offer statement on Schedule TO and related materials (including the offer to purchase and letter of transmittal) with the U.S. Securities and Exchange Commission (SEC), and Orchid Cellmark intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LabCorp, OCM Acquisition Corp. and Orchid Cellmark intend to mail these statements to the stockholders of Orchid Cellmark. INVESTORS AND ORCHID CELLMARK STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

*	Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.

About Orchid Cellmark Inc.

Orchid Cellmark Inc. (NASDAQ: ORCH) is a leading international provider of DNA testing services primarily for forensic and family relationship applications. Orchid Cellmark is one of the largest providers of forensic DNA testing services and its DNA results are used by the criminal justice system to assist with the identification of perpetrators, the exclusion of suspects and the exoneration of wrongfully convicted individuals. The company provides DNA family relationship testing to numerous child services organizations and individuals seeking to verify parentage. Orchid Cellmark also serves immigration and security authorities for DNA testing of individuals. In the agriculture field, Orchid Cellmark provides DNA testing services for selective trait breeding. Orchid Cellmark’s strong market positions in these areas reflect the company’s accredited laboratories in the U.S. and U.K., its innovative genetic analysis technologies and expertise, and the company’s reputation for exceptional quality, reliability and customer service for nearly two decades. More information on Orchid Cellmark can be found at www.orchidcellmark.com.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected benefits of the transaction, the timing of the closing of the transaction, LabCorp’s future financial condition, operating results and economic performance, and management’s expectations regarding market position, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp and Orchid Cellmark that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Orchid Cellmark stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

Contact:

Laboratory Corporation of America® Holdings

Investor/Media Contact:

Stephen Anderson, 336-436-5274

Company Information: www.labcorp.com

Contact:

Orchid Cellmark Inc.

Thomas Bologna, CEO

(609) 750-2324

ir@orchid.com

###

April 6, 2011

To All Orchid Cellmark Employees:

Orchid Cellmark, Inc. (Orchid Cellmark) has entered into a definitive agreement to be acquired by Laboratory Corporation of America Holdings (LabCorp). Under the terms of the acquisition agreement, LabCorp will commence a tender offer to acquire all of the outstanding shares of Orchid Cellmark common stock. Following the successful completion of the tender offer and upon receipt of regulatory approvals and satisfaction of other customary closing conditions, Orchid Cellmark will become a wholly-owned subsidiary of LabCorp. The closing of the acquisition is expected to occur sometime in the 2nd quarter of 2011.

The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings. LabCorp is a company known for bringing high quality DNA testing services to the market, making our businesses very compatible.

There are and will continue to be many questions in the coming weeks. First, let me assure you that Orchid Cellmark management is committed to continuing to operate our business at the same high level that our customers have come to expect. Since the transaction has not yet closed, LabCorp and Orchid Cellmark remain separate companies. We will continue to operate as independent companies in the market. In essence, it is ‘business as usual.’

During the period between now and closing and following the closing, we intend to continue to proactively communicate with employees about the status of the transaction. In the interim, we ask that you please direct any questions to your supervisor or manager.

As always, our most important responsibility remains providing excellent services to the customers we serve, and I am sure your commitment to them will remain unchanged.

Thank you.

/s/ Thomas A. Bologna

Thomas A. Bologna

President and Chief Executive Officer

Important additional information will be filed with the Securities and Exchange Commission and distributed to shareholders of Orchid Cellmark.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. The tender offer for shares of Orchid Cellmark common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, LabCorp and its wholly owned subsidiary, OCM Acquisition Corp., intend to file with the Securities and Exchange Commission (the “SEC”) and mail to Orchid Cellmark’s shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Orchid Cellmark intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about LabCorp, OCM Acquisition Corp., Orchid Cellmark, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by LabCorp, OCM Acquisition Corp., and Orchid Cellmark through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by directing such requests to Morrow & Co LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

All statements in this correspondence that are not historical are forward-looking statements, including, but not limited to, Orchid Cellmark’s expectations with respect to the proposed transaction, including the expected timing for the completion of the transaction, Orchid Cellmark’s commitment to continue to operate its business at the same high level that its customers expect, and the expectation that it will be business as usual until the completion of the transaction. Such statements are subject to the risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Orchid Cellmark shareholders will tender their stock in the offer; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

April 6, 2011

Dear Valued Customer,

Orchid Cellmark Inc. (Orchid Cellmark) has entered into a definitive agreement to be acquired by Laboratory Corporation of America Holdings (LabCorp). Under the terms of the acquisition agreement, LabCorp will commence a tender offer to acquire all of the outstanding shares of Orchid Cellmark common stock. Following the successful completion of the tender offer and upon receipt of regulatory approvals and satisfaction of other customary closing conditions, Orchid Cellmark will become a wholly owned subsidiary of LabCorp. The closing of the acquisition is expected to occur sometime in the 2nd quarter of 2011.

The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings. LabCorp is a company known for bringing high quality DNA testing services to the market, making our businesses very compatible.

Indeed, we are all excited about the enhanced service and science offerings that this transaction will provide the paternity and forensic DNA testing clients through the combined strengths of both laboratories.

We understand that you may have questions about the transaction. We have anticipated and attempted to respond to some of them below.

What should I expect overall?

You should continue to expect and receive the same high level of service and quality you have always received.

Who can I speak to about this transaction?

Your Orchid Cellmark representative will be contacting you shortly to review this announcement and answer any questions that you may have. If you would like to speak with someone, please contact Kathy Leis at (937) 242-4205 or Lori Neff at (937) 242-4214.

Will anything change immediately?

No. Since the transaction has not yet closed, Orchid Cellmark and LabCorp remain separate companies. You should continue to work with Orchid Cellmark in the same manner as you always have. When things change in the future, we will contact you personally to discuss them.

Orchid Cellmark values your ongoing commitment. As a preeminent laboratory we have and will continue to deliver the high-quality services you have come to expect and depend on, and over time you will see the tremendous benefits we can bring through the combination with LabCorp.

Sincerely,

/s/ Jim Marcella

Jim Marcella

Executive Director, Corporate Services and North America Paternity

Important additional information will be filed with the Securities and Exchange Commission and distributed to shareholders of Orchid Cellmark.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. The tender offer for shares of Orchid Cellmark common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, LabCorp and its wholly owned subsidiary, OCM Acquisition Corp., intend to file with the Securities and Exchange Commission (the “SEC”) and mail to Orchid Cellmark’s shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Orchid Cellmark intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about LabCorp, OCM Acquisition Corp., Orchid Cellmark, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by LabCorp, OCM Acquisition Corp., and Orchid Cellmark through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by directing such requests to Morrow & Co LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

All statements in this correspondence that are not historical are forward-looking statements, including, but not limited to, Orchid Cellmark’s expectations with respect to the proposed transaction, including the expected timing for the completion of the transaction, anticipated changes in the business, the level of services to be provided and the tremendous benefits offered by the combined organizations. Such statements are subject to the risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Orchid Cellmark shareholders will tender their stock in the offer; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

April 6, 2011

Dear Valued Customer,

Orchid Cellmark Inc. (Orchid Cellmark) has entered into a definitive agreement to be acquired by Laboratory Corporation of America Holdings (LabCorp). Under the terms of the acquisition agreement, LabCorp will commence a tender offer to acquire all of the outstanding shares of Orchid Cellmark common stock. Following the successful completion of the tender offer and upon receipt of regulatory approvals and satisfaction of other customary closing conditions, Orchid Cellmark will become a wholly owned subsidiary of LabCorp. The closing of the acquisition is expected to occur sometime in the 2nd quarter of 2011.

The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings. LabCorp is a company known for bringing high quality DNA testing services to the market, making our businesses very compatible.

Indeed, we are all excited about the enhanced service and science offerings that this transaction will provide the paternity and forensic DNA testing clients through the combined strengths of both laboratories.

We understand that you may have questions about the transaction. We have anticipated and attempted to respond to some of them below.

What should I expect overall?

You should continue to expect and receive the same high level of service and quality you have always received.

Who can I speak to about this transaction?

Your Orchid Cellmark representative will be contacting you shortly to review this announcement and answer any questions that you may have. If you would like to speak with someone, please contact me at (609) 750-6429.

Will anything change immediately?

No. Since the transaction has not yet closed, Orchid Cellmark and LabCorp remain separate companies. You should continue to work with Orchid Cellmark in the same manner as you always have. When things change in the future, we will contact you personally to discuss them.

Orchid Cellmark values your ongoing commitment. As a preeminent laboratory we have and will continue to deliver the high-quality services you have come to expect and depend on, and over time you will see the tremendous benefits we can bring through the combination with LabCorp.

Sincerely,

/s/ Sid Sinha

Sid Sinha

Vice President, North American Forensics and R&D

Important additional information will be filed with the Securities and Exchange Commission and distributed to shareholders of Orchid Cellmark.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. The tender offer for shares of Orchid Cellmark common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, LabCorp and its wholly owned subsidiary, OCM Acquisition Corp., intend to file with the Securities and Exchange Commission (the “SEC”) and mail to Orchid Cellmark’s shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Orchid Cellmark intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about LabCorp, OCM Acquisition Corp., Orchid Cellmark, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by LabCorp, OCM Acquisition Corp., and Orchid Cellmark through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by directing such requests to Morrow & Co LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

All statements in this correspondence that are not historical are forward-looking statements, including, but not limited to, Orchid Cellmark’s expectations with respect to the proposed transaction, including the expected timing for the completion of the transaction, anticipated changes in the business, the level of services to be provided and the tremendous benefits offered by the combined organizations. Such statements are subject to the risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Orchid Cellmark shareholders will tender their stock in the offer; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

6 April 2011

Dear Valued Customer,

You may be aware that Cellmark (Orchid Cellmark Ltd) is wholly owned by a publicly held company in the United States called Orchid Cellmark Inc. I am writing to let you know that Orchid Cellmark Inc. has entered into a definitive agreement to be acquired by Laboratory Corporation of America Holdings (LabCorp).

Under the terms of the acquisition agreement, LabCorp will commence a tender offer to acquire all of the outstanding shares of Orchid Cellmark common stock. Following the successful completion of the tender offer and upon receipt of regulatory approvals and satisfaction of other customary closing conditions, Orchid Cellmark Inc. will become a wholly owned subsidiary of LabCorp. The closing of the acquisition is expected to occur sometime in the 2nd quarter of 2011.

LabCorp is a company known for delivering high quality DNA testing services for forensic and paternity applications which makes our businesses very compatible. Until the transaction closes Orchid Cellmark Inc. and LabCorp will remain and operate as separate companies. We are all excited about the combined strengths our two organisations will provide.

I will provide you with an update on the transaction as soon as possible. If you have any questions or concerns please contact me on 0771 333 2872 or dhartshorne@cellmark.co.uk.

Yours sincerely

/s/ David Hartshorne

David Hartshorne

Commercial Director

Important additional information will be filed with the Securities and Exchange Commission and distributed to shareholders of Orchid Cellmark.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. The tender offer for shares of Orchid Cellmark common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, LabCorp and its wholly owned subsidiary, OCM Acquisition Corp., intend to file with the Securities and Exchange Commission (the “SEC”) and mail to Orchid Cellmark’s shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Orchid Cellmark intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about LabCorp, OCM Acquisition Corp., Orchid Cellmark, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by LabCorp, OCM Acquisition Corp., and Orchid Cellmark through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by directing such requests to Morrow & Co LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

All statements in this correspondence that are not historical are forward-looking statements, including, but not limited to, Orchid Cellmark’s expectations with respect to the proposed transaction, including the expected timing for the completion of the transaction, anticipated changes in the business, the level of services to be provided and the benefits offered by the combined organizations. Such statements are subject to the risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Orchid Cellmark shareholders will tender their stock in the offer; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.